UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FORIAN INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34630N 106
(CUSIP Number)

December 31, 2021
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No.  34630N 106

1	NAMES OF REPORTING PERSONS
Adam H. Dublin 2019 Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,831,526

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,831,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,831,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 32,592,237 shares of the Issuer’s Common Stock (as defined below) outstanding as of December 31, 2021, as provided by the Issuer.

13G
CUSIP No.  34630N 106

1	NAMES OF REPORTING PERSONS
Phyllis Dublin, not individually, but solely as co-trustee of the Adam H. Dublin 2019 Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,831,526

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,831,526

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,831,526

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 32,592,237 shares of the Issuer’s Common Stock (as defined below) outstanding as of December 31, 2021, as provided by the Issuer.

13G
CUSIP No.  34630N 106

1	NAMES OF REPORTING PERSONS
Edward Spaniel, Jr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
573,306

	6	SHARED VOTING POWER
1,831,526(1)

	7	SOLE DISPOSITIVE POWER
573,306

	8	SHARED DISPOSITIVE POWER
1,831,526(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,404,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The shares are held by the Adam H. Dublin 2019 Family Trust of which Mr. Spaniel is co-trustee and has joint investment and dispositive power with Phyllis Dublin; Mr. Spaniel disclaims beneficial ownership of these shares.

(2)	Based on 32,592,237 shares of the Issuer’s Common Stock (as defined below) outstanding as of December 31, 2021, as provided by the Issuer.

13G
CUSIP No.  34630N 106

ITEM 1.

(a)	Name of Issuer:

Forian Inc. (the “Company”)

(b)	Address of Issuer's Principal Executive Offices:

  41 University Drive, Suite 400, Newtown, PA 18940

ITEM 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by the Adam H. Dublin 2019 Family Trust, Phyllis Dublin and Edward Spaniel, Jr. (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

41 University Drive, Suite 400, Newtown, PA 18940

(c)	Citizenship:

Adam H. Dublin 2019 Family Trust – USA

Phyllis Dublin – USA

Edward Spaniel, Jr. – USA

(d)	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

(e)	CUSIP Number:

     34630N 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution___________________.

13G
CUSIP No.  28202V 108

ITEM 4.	OWNERSHIP.

  The information in items 1 and 5 through 11 on the cover page for each Reporting Person of this Schedule 13G is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

 Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

 Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

 Not Applicable.

ITEM 10.	CERTIFICATIONS.

 Not Applicable.

CUSIP No.  34630N 106
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ADAM H. DUBLIN 2019 FAMILY TRUST

/s/ Phyllis Dublin
By: Phyllis Dublin
Its: Co-Trustee

/s/ Edward Spaniel, Jr.
By: Edward Spaniel, Jr.
Its: Co-Trustee

/s/ Phyllis Dublin
Phyllis Dublin

/s/Edward Spaniel, Jr.
Edward Spaniel, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

AGREEMENT OF JOINT FILING

This Joint Filing Agreement (this “Agreement”) is made and entered into as of February 14, 2022, by and among Adam H. Dublin 2019 Family Trust, Phyllis Dublin and Edward Spaniel, Jr.

The parties to this Agreement hereby agree to prepare jointly and file (and otherwise to deliver as appropriate) all necessary filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Forian Inc. (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ADAM H. DUBLIN 2019 FAMILY TRUST

/s/ Phyllis Dublin
By: Phyllis Dublin
Its: Co-Trustee

/s/ Edward Spaniel, Jr.
By: Edward Spaniel, Jr.
Its: Co-Trustee

/s/ Phyllis Dublin
Phyllis Dublin

/s/Edward Spaniel, Jr.
Edward Spaniel, Jr.